PARAMOUNT RESOURCES LTD.

NOTICE OF INTENTION TO AMEND A NORMAL COURSE ISSUER BID

Notice is hereby given that Paramount Resources Ltd. (the "Corporation") intends to amend the terms of its normal course issuer bid dated May 2, 2007 (the “Current NCIB”) as set forth in this notice (the “Amended NCIB”).  The Corporation’s issued and outstanding Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "POU".

1.

Name of Issuer

Paramount Resources Ltd.

4700 Bankers Hall West

888 Third Street SW

Calgary, AB

T2P 5C5

2.

Shares Sought

Pursuant to the Current NCIB, the Corporation may purchase up to 3,298,526 Shares, representing approximately 4.65% of the 70,937,175 Shares outstanding as of April 30, 2007.  The Corporation is amending the terms of the Current NCIB to allow the purchase of a total of approximately 5% of the 70,937,175 Shares outstanding as of April 30, 2007.  The total additional Shares sought under the Amended NCIB is 248,333 Shares.  The Amended NCIB total is thereby increased to 3,546,859 Shares.

Not more than 2% of the outstanding Shares will be purchased in any 30-day period.  Although the Corporation has a present intention to acquire Shares, it is not obligated to make any purchases.  All Shares purchased will be cancelled.

3.

Duration

Purchases pursuant to the Amended NCIB will be made during the term of the Current NCIB being the 12 month period commencing on May 7, 2007 and ending May 6, 2008.

4.

Method of Acquisition

The Shares will be purchased on the open market from time to time through the facilities of the TSX.  The purchase and payment for the Shares will be made by the Corporation in accordance with the requirements of the TSX.

5.

Consideration Offered

The price that the Corporation will pay for any Shares acquired by it will be the market price of the Shares at the time of purchase.  The Corporation presently intends to fund the purchase of the Shares pursuant to the Amended NCIB from operational cash flow, proceeds from property dispositions or other sources.  There are no restrictions on the consideration to be offered by the Corporation.

6.

Reasons for the Normal Course Issuer Bid

In the opinion of the Corporation's board of directors, the Shares are, from time to time, undervalued by the market, and the cost of acquiring the Shares is an expense prudently incurred by the Corporation to increase shareholder value.

7.

Valuation

To the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, no independent appraisal or valuation or material non-independent appraisal or valuation regarding the Corporation, its material assets or securities has been prepared within the last two years preceding the date hereof, other than reserves and resource reports on the Corporation's assets prepared by independent qualified reserves and resource evaluators.

8.

Previous Purchases

The Corporation has purchased 3,298,526 Shares on the open market through the facilities of the TSX pursuant to the Current NCIB.  The weighted average price paid for the Shares was $16.62.

9.

Persons Acting Jointly or in Concert With the Issuer

No person or company is acting jointly or in concert with the Corporation in connection with the Current NCIB or the Amended NCIB.

10.

Acceptance by Insiders, Affiliates and Associates

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, none of the directors or senior officers of the Corporation, nor any associates thereof, nor any person holding 10% or more of any shares of the Corporation, presently intends to sell any Shares during the course of the Current NCIB or the Amended NCIB.  It is possible, however, that sales by such persons may occur as a result of the exercise by such persons of outstanding options during the course of the Current NCIB or the Amended NCIB or as a result of personal circumstances or decisions unrelated to the existence of the Current NCIB or Amended NCIB.

The Corporation currently does not have any contract, arrangement or understanding, formal or informal, with any holder of the Shares with respect to its proposed purchase of Shares under the Current NCIB or the Amended NCIB.

11.

Benefits from the Normal Course Issuer Bid

There is no direct or indirect benefit arising from the Current NCIB or the Amended NCIB to any of the persons or companies named in Item 10 other than those available to all shareholders of the Corporation.

12.

Material Changes in the Affairs of the Issuer

There are no material changes or plans or proposals for material changes in the affairs of the Corporation that have not previously been publicly disclosed.

13.

Participating Organization Information

Peters & Co. Limited is the broker for the Amended NCIB.

Peters & Co Limited

3900 Bankers Hall West

888 Third Street SW

Calgary, Alberta, Canada T2P 5C5

Tel: (403) 261-4850 Fax: (403) 266-4116

14.

Certificate

The undersigned, duly authorized by the Board of Directors of the Corporation, certifies that this notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of the TSX.  This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Calgary, Alberta this 14th day of December, 2007.

Signed  <<Charles E. Morin>>

Charles E. Morin

Corporate Secretary